*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to Be Held on November 18, 2020.

COLOR STAR TECHNOLOGY CO., LTD.

COLOR STAR TECHNOLOGY CO., LTD.
ATTN: BIAO (LUKE) LU
800 3RD AVENUE, SUITE 2800
NEW YORK, NY 10022

D26120-Z78435

Meeting Information

Meeting Type: Extraordinary General Meeting
For holders as of: October 15, 2020
Date: November 18, 2020 **Time:** 7:00 AM EST (8:00 PM Local Time)
Location: 57th Fl. Conference Room, 109-9 Binhai Ave
Longhua District, Haikou
Hainan, China, 570105

You are receiving this communication because you hold shares in the company named above.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

Before You Vote

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

NOTICE AND PROXY STATEMENT

How to View Online:
Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com*.

How to Request and Receive a PAPER or E-MAIL Copy:
If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET*: www.proxyvote.com
2) *BY TELEPHONE*: 1-800-579-1639
3) *BY E-MAIL**: sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before November 4, 2020 to facilitate timely delivery.

How To Vote

Please Choose One of the Following Voting Methods

Vote In Person: Many shareholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com*. Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

D26121-Z78435

Voting Items

The Board of Directors recommends you vote FOR the following proposals:

1. To increase the authorized share capital of the Company from US $75,000 divided into 75,000,000 ordinary shares of a par value of US $0.001 each to US $200,000 divided into 200,000,000 ordinary shares of a par value of US $0.001 each by the creation of an additional 125,000,000 ordinary shares of a par value of US $0.001 each to rank pari passu in all respects with the existing ordinary shares.

2. To adopt the Amendment No. 2 to our 2019 Equity Incentive Plan pursuant which the reserved shares are to increase by 5,400,000 ordinary shares.

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

D26122-Z78435